FTAC Emerald Acquisition Corp.	Fold, Inc.
2929 Arch Street, Suite 1703	11201 North Tatum Blvd., Suite 300, Unit 42035
Philadelphia, PA 19104	Phoenix, Arizona 85028

January 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N. E.

Washington, D.C. 20549

Re:	FTAC Emerald Acquisition Corp. and Fold, Inc. Registration Statement on Form S-4 Filed October 7, 2024, as amended File No. 333-282520

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FTAC Emerald Acquisition Corp. and Fold, Inc. (together, the “Registrants”) hereby request acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 PM eastern time on Thursday, January 23, 2025, or as soon as practicable thereafter. Please notify counsel to the Registrants, Derick Kauffman of Stevens & Lee, PC at 610-205-6038 and Ryan Maierson of Latham & Watkins LLP at 713-546-7420, of the time of effectiveness.

Very truly yours,

FTAC Emerald Acquisition Corp.

/s/ Bracebridge H. Young, Jr.
Bracebridge H. Young, Jr. Chief Executive Officer

Fold, Inc.

/s/ Will Reeves
Will Reeves Chief Executive Officer

cc:	Ryan Maierson, Latham & Watkins LLP
Derick Kauffman, Stevens & Lee, PC